Exhibit 99.3

BRENMILLER ENERGY LTD.
PROXY
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Avraham Brenmiller, Chief Executive Officer and Chairman of the Board of Directors, or Mr. Orin Shefler, General Counsel and Corporate Secretary, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Brenmiller Energy Ltd. (the “Company”) which the undersigned is entitled to vote at the Special General Meeting of Shareholders (the “Meeting”) to be held on December 5, 2024 at 3:00 p.m. Israel time, at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Special General Meeting of Shareholders and proxy statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter.

(Continued and to be signed on the reverse side)

BRENMILLER ENERGY LTD. (THE “COMPANY”) SPECIAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: December 5, 2024, at 3:00 pm (Israel time)

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.      To approve the extension of the Dual Office of Mr. Avraham Brenmiller as the Company’s Chief Executive Officer (“CEO”) and Chairman of the Company’s Board of Directors (the “Board”), as set forth in this proxy statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.

2.a.   To approve a grant of equity-based compensation to Mr. Avraham Brenmiller, the Company’s CEO and the Chairman of the Board, as set forth in this proxy statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.b.   To approve an update and renewal of Mr. Avraham Brenmiller’s terms of compensation, as set forth in this proxy statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.      To approve an update and renewal of the terms of compensation of Mr. Nir Brenmiller, the Company’s Chief Operating Officer and director, as set forth in this proxy statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.      To approve an update and renewal of the terms of compensation of Mr. Doron Brenmiller, the Company’s Chief Business Officer and director, as set forth in this proxy statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5.      To approve a grant of equity-based compensation for non-executive directors of the Company, Mr. Miki Korner and Mr. Zvi Joseph, as set forth in this proxy statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6.      To approve granting the Company’s indemnification and exemption letter to Company’s office holders and directors as may be from time to time, in the form previously approved by the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

7.      To approve granting the Company’s indemnification and exemption Letter to Mr. Miki Korner and Mr. Zvi Joseph, as set forth in this proxy statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

8.      To approve a potential future reverse split of the Company’s issued and outstanding ordinary shares, no par-value per share, at a ratio of between 2:1 and 5:1, to be in effect, if effected, at the discretion of, and at such date to be determined by the Board.

☐	FOR	☐	AGAINST	☐	ABSTAIN

PLEASE NOTE: By signing and submitting this proxy card, you declare and approve that you are not a controlling shareholder of the Company (as defined in the Israeli Companies Law 5759-1999) (the “Companies Law”), and that you have no personal interest in the approval of Proposals No. 1 and 2 on the Meeting agenda of the special general meeting of shareholders, which require such declaration under the Companies Law, except as notified to the Company via Email to Mr. Orin Shefler, e-mail address: orins@bren-energy.com.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee, or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.